
Mail Stop 4631

June 10, 2009

Mr. C. Robert Campbell
Executive Vice President/Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-8106**

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief